ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

July 12, 2023	Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Kimberly A. Browning

Anu Dubey

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Mses. Browning and Dubey:

This letter is being filed to respond to the telephonic comments received from you on May 23, 2023 and July 6, 2023 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 14 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on April 6, 2023. The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 18 to the Registration Statement, which the Registrant expects to be filed on or about July 14, 2023. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Table of Contents/General

1.	The staff notes the category entitled “A Further Discussion of Other Risks.” Please confirm supplementally that all principal risks included in Item 9 are also summarized in Item 4. Please relocate non-principal risks to the SAI.

The Registrant intends to remove references to “Focused Investment Risk” and “Geographic Risks.” Aside from these revisions and the revisions discussed herein, the Registrant believes the current disclosure adequately discloses the Fund’s principal strategies and risks. The Registrant notes that certain risks included in Item 9 but not in Item 4 are intended to supplement and enhance Item 4 risk disclosure.

2.	Please confirm supplementally that the investment strategies discussed in the prospectus are all principal strategies. If not, please relocate non-principal strategies and risks to the SAI. See Form N-1A, Items 4, 9 and 16.

See response to Comment #1.

Fund Overview

Investment Objective

3.	In the staff’s view, the statement articulated under the heading “Investment Objective” describes the Fund’s investment strategy. Please revise the investment objective to describe the Fund’s investment objective and goals.

The Registrant intends to revise the Fund’s investment objective as follows (additions in bold/underline and deletions in strike-throughs):

The BondBloxx USD High Yield Bond Sector Rotation ETF (the “Fund”) seeks to provide total return by primarily investing ~~primarily invest~~ its assets in U.S. dollar-denominated, high yield corporate bonds in the various sectors of the fixed income securities market through other exchange-traded funds (“ETFs”).

Fees and Expenses

4.	Please place the second paragraph under “Fees and Expenses” in bold. See Form N-1A, Item 3.

The Registrant intends to make the requested change.

5.	Please disclose in a footnote to the table that Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year. See Form N-1A, Item 3, Instruction 3(f)(iv).

The Registrant intends to make the requested change.

Principal Investment Strategies

6.	The second sentence of the first paragraph under this section states: “The Fund is newly organized and expects to operate as a “fund of funds,” meaning that it expects to invest its assets in securities of other ETFs.” Please update this sentence to remove the anticipatory language “expects to.”

The Registrant intends to revise the above-mentioned disclosure as follows (additions in bold/underline and deletions in strike-throughs):

The Fund is newly organized and ~~expects to operate~~ operates as a “fund of funds,” meaning that it ~~expects to invest~~ primarily invests its assets in securities of other ETFs.

7.	Please supplementally inform the staff what percentage the Fund expects to invest in Underlying Funds. The staff notes the Fund’s 80% policy is not just in Underlying Funds.

The Registrants expects that the Fund will be close to fully invested at all times in the Underlying Funds.

8.	The third sentence of the first paragraph under this section states: “In particular, the Fund allocates its assets among ETFs that each focus on U.S. dollar-denominated, high yield corporate bonds in the various sectors of the fixed income securities market .. . .” Please indicate that such securities are commonly referred to as “junk bonds.”

The Registrant intends to add the requested disclosure.

9.	Please ensure that the Item 4 disclosure correlates to Item 9 disclosure.

The Registrant acknowledges the staff’s comment. See also response to Comments #1 and #2.

10.	Please specify the credit quality ratings for the Fund’s principal investments, including such investments the Fund will use in its respective 80% and 20% baskets, and include attendant risks.

The Registrant notes, as disclosed in “Principal Investment Strategies,” the Fund intends to invest directly or indirectly (through high yield bond ETFs) in high yield bonds. The Registrant believes that the current strategies and risk disclosures in the Registration Statement are sufficient for an investor’s consideration of the risks associated with such strategy.

11.	Please indicate the credit quality ratings that the Fund will be exposed to by investing in the Underlying Funds for its principal strategies.

The Registrant respectfully notes that the first paragraph under “Principal Investment Strategies” states: “In particular, the Fund allocates its assets among ETFs that each focus on U.S. dollar-denominated, high yield corporate bonds in the various sectors of the fixed income securities market . . .. Exposure to the Sectors is obtained by investing in ETFs that invest in the specific sectors included in the ICE BofA US Cash Pay High Yield Constrained Index (the “Underlying Benchmark”), which is a rules-based index consisting of U.S. dollar-denominated below investment grade bonds (as determined by ICE Data Indices, LLC (“IDI” or “Index Provider”)).” (emphasis added) See also the response to Comment #25. For clarity, under “High Yield Securities Risk” in the Summary of Principal Risks section, the Registrant notes that securities that are rated below investment-grade are sometimes referred to as “junk bonds.” The Registrant believes that its Item 4 disclosure adequately describes the credit quality ratings that the Fund will be exposed to through its investments in the Underlying Funds.

12.	As the Fund may make direct investments as part of its principal strategies, please indicate the credit quality ratings that the Fund will be exposed with respect to its direct investments.

See the response to Comment #10.

13.	The staff notes the disclosure under this section stating that the Fund “may invest in shares of other investment companies and ETFs.” Please disclose whether the Fund will be investing in affiliated funds other than the funds identified as “Underlying Funds.” Please additionally clarify that the Underlying Funds are affiliated funds.

The Registrant intends to add the requested clarification that the Underlying Funds are affiliated funds. As the Fund will not invest principally in affiliated funds other than the Underlying Funds, the Registrant respectfully declines to add the requested disclosure.

14.	The staff notes that the Fund’s 80% policy states: “Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings for investment purposes) directly or indirectly through the Underlying Funds, in high yield bonds issued by U.S. companies.” Please clarify whether the Fund may invest directly in high yield bond issues by U.S. companies.

See the response to Comment #10.

15.	The staff notes that the Fund’s 20% basket states: “The Fund may also invest up to 20% of its net assets in certain futures, options and swap contracts, U.S. Treasury obligations, U.S. Government obligations, U.S. agency securities, securities of other registered investment companies, cash and cash equivalents.” Please confirm whether the Fund will be investing in these instruments for purposes of its principal strategies. If not, please relocate to the SAI. See Items 4, 9 and 16. Relatedly, please avoid using terms or phrases suggesting or indicating that the Fund is not fully describing its investment thesis, including strategies and risks (e.g., use of the term “certain” in the statement “. . . in certain futures, options and swap contracts . . .”).

The Registrant reserves the right to invest up to 20% of its net assets in the instruments identified in the above-mentioned disclosure as part of its principal investment strategies. The Registrant does not expect the Fund to invest in these instruments to the degree that they would each constitute a principal investment strategy. The Registrant believes that the current strategies and risk disclosures in the Registration Statement are sufficient for an investor’s consideration of the risks associated with the Fund’s principal investment strategy.

16.	The staff notes duration disclosure in “Interest Rate Risk.” If the Fund uses duration as a measurement in its investment strategy, please explain the nature of the duration in the Fund’s investment strategy and include an example.

The Registrant respectfully notes that while duration management is not a principal investment strategy of the Fund, it is one of the many factors that the Fund takes into consideration when evaluating investment decisions. The Registrant believes that the current disclosure under “Interest Rate Risk” is sufficient for an investor’s consideration of the interest rate-related risks associated with fixed-income investments.

17.	Please include a plain English definition of “sector rotation” and explain how sector rotation differs from allocation. Please disclose any specific allocation strategy and attendant risks.

The Registrant intends to make the following changes to the second paragraph under “Principal Investment Strategies”:

The Adviser has retained Delaware Investments Fund Advisers, a series of Macquarie Investment Management Business Trust, a Delaware statutory trust (the “Sub-Adviser”), to provide the Adviser with periodic asset allocation advisory services with respect to the Underlying Funds. “Sector rotation” refers to the allocation and reallocation of Fund assets from one or more Sectors into one or more other Sectors. The Sub-Adviser makes asset allocation recommendations among the Underlying Funds based on its fundamental investment approach that takes into consideration the analysis of macroeconomic, financial and market data to formulate decisions regarding the recommended sector allocation(s) within the portfolio, which may result in the allocation and reallocation of Fund assets from one or more Sectors into one or more other Sectors.

The Registrant believes that “Asset Allocation Risk” adequately discloses the risks associated with implementing the Sub-Adviser’s asset allocation recommendations.

18.	The staff notes the risk factor entitled “Focused Investment Risk.” Please clarify in plain English what is meant by “focused investment.” In general, for plain English purposes, please use the same term when referring to the same concept.

The Registrant intends to delete the above-mentioned disclosure. See also response to Comment #27.

19.	Please note that when the Fund invests in other investment companies, the Fund and its adviser may not ignore the investments of affiliated or unaffiliated underlying investment companies when determining whether the Fund is in compliance with its 80% policy. Please disclose in prospectus (Item 4 or Item 9) or the SAI that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its 80% policy.

The Registrant intends to add the following disclosure to the section entitled “Investment Policies—Non-Fundamental Investment Policies” in the SAI:

The Fund has adopted a non-fundamental investment policy to consider the underlying investments of any underlying investment companies when determining the Fund’s compliance with its concentration policies to the extent that such information is available to the Fund.

20.	If the Fund for purposes of its principal strategies includes derivatives in its 80% investment policy, please include such disclosure in the Item 4 and indicate the specific types of derivatives that will comprise the 80% policy. Please indicate the purpose(s) for which the Fund will use derivatives for its principal strategies. Please note the 80% policy pursuant to Rule 35d-1 under the 1940 Act is an asset based test (and not an exposure test). If the Fund intends to include derivatives as part of its 80% policy, please confirm supplementally the Fund will value these derivatives on a mark-to-market basis.

The Registrant respectfully declines to make the requested changes. Consistent with industry practice and staff guidance, a fund may obtain the requisite exposure to comply with its 80% investment policy either through investments directly in securities or indirectly using derivatives. While the Fund does not intend to use derivatives to meet its 80% investment policy, it reserves the right to do so. If the Fund determines to seek to meet is 80% investment policy indirectly, including through derivatives, the Fund will provide Item 4 risk disclosure relating to any such method of seeking to meet its 80% policy. The Fund believes that its Item 4 risk disclosures adequately reflect its anticipated principal investment strategies and corresponding risks.

21.	Please disclose the applicable capitalization sizes for the Fund’s principal investments and attendant risks.

For the staff’s reference, the relevant index capitalization for the Underlying Funds, as of May 26, 2023, is as follows:

Underlying Fund	Index Market Cap ($000)
BondBloxx USD High Yield Bond Consumer Cyclicals Sector ETF	205,070.83
BondBloxx USD High Yield Bond Consumer Non-Cyclicals Sector ETF	110,141.90
BondBloxx USD High Yield Bond Industrial Sector ETF	282,748.53
BondBloxx USD High Yield Bond Energy Sector ETF	146,914.07
BondBloxx USD High Yield Bond Financial & REIT Sector ETF	127,395.59
BondBloxx USD High Yield Healthcare Sector ETF	94,757.10
BondBloxx USD High Yield Bond Telecom, Media & Technology Sector ETF	243,210.11

The Registrant believes that the current principal strategies and risk disclosures in the Registration Statement are sufficient for an investor’s consideration of the Fund’s principal investment strategy of investing in high yield bonds.

22.	Please disclose that the Fund is non-diversified. The disclosure should also explain what “non-diversified” means.

The Registrant intends to add the requested disclosure.

23.	The staff notes that the prospectus mentions derivatives but there is no corresponding Item 4 and Item 9 disclosures in all instances. Please confirm whether such investments are part of the Fund’s principal strategies and add corresponding strategy and risk disclosure as necessary.

See responses to Comments #15 and 20.

Summary of Principal Risks

24.	“Investment in the Underlying Funds Risk”

a.	The first two sentences state: “The Fund expects to invest a substantial portion of its assets in the Underlying Funds. Accordingly, the Fund’s investment performance is likely to be directly related to the performance of the Underlying Funds . . .” Please update this sentence to remove the anticipatory language “expects to” and “is likely to be.”

The Registrant intends to make the requested changes.

b.	To the extent the Fund, through its investments in Underlying Funds, bears principally the risks of any specific sector, industry or group of industries in which the Underlying Fund is invested, please add attendant risks to Item 4. Consider adding such risks to this paragraph.

The Registrant intends to add the requested disclosure to this risk factor.

c.	The fourth sentence states: “If the Fund has a relative concentration of its portfolio in a single Underlying Fund, it may be more susceptible to adverse developments affecting that Underlying Fund and may be more susceptible to losses because of these developments.” Please clarify in plain English the meaning of “relative concentration.” To avoid confusion with the Fund’s concentration policy, consider using a term other than concentration.

The Registrant intends to revise the above-mentioned disclosure as follows:

If the Fund has allocated a higher portion of its net assets to a particular ~~a relative concentration of its portfolio in a single~~ Underlying Fund, it may be more susceptible to adverse developments affecting that Underlying Fund and may be more susceptible to losses because of these developments.

d.	The seventh sentence states: “With respect to the Underlying Funds, the price and movement of an ETF designed to track an index may not track the index and may result in a loss.” Please clarify that the Underlying Funds are tracking an index.

The Registrant intends to add the requested disclosure.

e.	Please add an “affiliated ETF risk” paragraph and summarize therein any conflicts of interest that arise through investing in affiliated ETFs.

The Registrant intends to add the following “Affiliated ETF Risk” to this section:

Affiliated ETF Risk. The Adviser receives advisory fees from the Underlying Funds. It is possible that a conflict of interest among the Fund and the Underlying Funds could affect how the Adviser fulfills its fiduciary duties to the Fund and the Underlying Funds. The Adviser may have an incentive to take into account the effect on an Underlying Fund in which the Fund may invest in determining whether, and under what circumstances, to purchase or sell shares in that Underlying Fund. In addition, the fees payable to the Adviser by certain of the Underlying Funds may be higher than the fee payable by the Fund. However, the Adviser has a fiduciary duty to act in the Fund’s best interests when selecting the Underlying Funds.

f.	Please disclose the risk that the Fund’s market price may deviate from value of the Fund’s underlying holdings, particularly in times of market stress, and that as a result, investors may pay more or receive less than the underlying value of the Fund’s shares bought or sold. For clarity, consider disclosing that this could be reflected as the spread between the bid-ask prices quoted during the day or as a premium or discount to the closing price of the Fund’s net asset value.

For clarity, the Registrant intends to add a cross reference to “Exchange-Traded Fund (ETF) and Other Investment Company Risks” in response to this comment.

g.	Does the Sub-Adviser serve as the sub-adviser for any of the Underlying Funds? If so, disclose related risks, including any conflicts of interest.

The Sub-Adviser does not serve as the sub-adviser for any of the Underlying Funds.

25.	High Yield Securities Risk

a.	The first sentence states: “Securities that are rated below investment-grade (sometimes referred to as “junk bonds,” which may include those bonds rated below . . . ) . . .” Please delete the term “may.”

The Registrant intends to make the requested change.

b.	The first sentence refers to “similar securities that are unrated.” The staff notes unrated securities are not disclosed in the Item 4 strategy section. If the Fund will invest in unrated securities as part of its principal strategies, please include attendant Item 4 principal strategy and risk disclosures.

The Registrant intends to make the following changes to the last paragraph on page 2:

Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings for investment purposes) directly or indirectly through the Underlying Funds in high yield bonds issued by U.S. companies. High yield bonds are below investment grade securities (sometimes referred to as “junk bonds”) that are rated below “BBB-” by S&P Global Ratings and Fitch or below “Baa3” by Moody’s or similar securities that are unrated but considered to be of equivalent quality by BIM. The Fund may also invest up to 20% of its net assets in certain futures, options and swap contracts, U.S. Treasury obligations, U.S. Government obligations, U.S. agency securities, securities of other registered investment companies, cash and cash equivalents.

The Registrant also intends to add the following paragraph to “High Yield Securities Risk”:

High yield securities that are unrated expose investors to risks with respect to capacity to pay interest or repay principal that are similar to the risks of below investment grade bonds. Evaluation of these securities is dependent on BIM’s judgment, analysis and experience in the evaluation of such securities.

c.	Please expand either in Item 4 or Item 9 disclosure relating to risks of investing in unrated securities. The staff notes that Appendix B contains the following related language, which the Registrant could consider including here: “Fixed-income securities which are unrated expose the investor to risks with respect to capacity to pay interest or repay principal which are similar to the risks of lower-rated speculative bonds. Evaluation of these securities is dependent on the investment adviser’s judgment, analysis and experience in the evaluation of such securities.”

The Registrant intends to add the requested disclosure. See response above.

26.	Please clarify the applicability of “Geographic Risk,” given the separate “Risk of Investing in the United States” and the Fund’s 80% policy of investing “directly or indirectly through the Underlying Funds, in high yield bonds issued by U.S. companies.”

The Registrant intends to delete “Geographic Risk” and make the following changes to “Risk of Investing in the United States” (additions in bold/underline):

Risk of Investing in the United States. Certain changes in the U.S. economy, such as when the U.S. economy weakens or when its financial markets decline, may have an adverse effect on the securities to which the Fund has exposure. In addition, a natural disaster could occur in a geographic region of the United States in which the Fund invests, which could adversely affect the economy or the business operations of companies in the specific geographic region, causing an adverse impact on the Fund’s investments in, or which are exposed to, the affected region.

27.	Concentration Risk

a.	The staff notes that page 32 of the SAI states that the Fund “will concentrate to approximately the same extent that an Underlying Fund’s underlying index concentrates in the securities of a particular industry or group of industries.” Please confirm whether this statement is accurate and revise as necessary.

The Registrant intends to revise the above-mentioned disclosure as follows:

1.	Concentrate its investments in a particular industry or group of industries, as that term is used in the 1940 Act, except that the Fund will, with respect to the respective allocation of its net assets to an Underlying Funds, concentrate to ~~approximately the same extent~~ the same proportion with respect to such allocation that an Underlying Fund’s underlying index concentrates in the securities of a particular industry or group of industries.

b.	With respect to the Fund’s concentration policy, please delete the term “approximately” from “. . . will concentrate to approximately.”

The Registrant intends to make the requested change. See response above.

c.	This risk is written in a generalized manner. Please revise to disclose the concentration risks that are specific to the Fund and explain as applicable what “concentration” means.

The Registrant intends to revise the above-mentioned disclosure as follows:

Concentration Risk. It is possible the Fund may not have exposure to all Sectors or Underlying Funds at all times. Accordingly, the ~~The~~ Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that, based on the Fund’s exposure to certain Sectors or Underlying Funds at various times, the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, sector, sub-sector, market segment, market, industry, group of industries, country, group of countries, region or asset class.

Each Underlying Fund has an industry concentration policy such that the Underlying Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that its underlying index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and tax exempt securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

To the extent the Fund invests more heavily in particular sectors, sub-sectors, industries, groups of industries, asset classes, markets, regions, countries, or groups of countries, its performance will be especially sensitive to developments that significantly affect those sectors, sub-sectors, industries, asset classes, markets, regions, or countries. In addition, the value of the Fund’s shares may change at different rates compared to the value of shares of a fund with investments in a more diversified mix of sectors, sub-sectors, industries, asset classes, markets, regions, or countries. An individual sector, sub-sector, industry, group of industries, asset-class, market, region, country, or group of countries may outperform the broader market during particular periods, but may do so with considerably greater volatility than the broader market. In addition, the several industries that constitute a sector or sub-sector or the several countries or markets that constitute a region or group of countries may all react similarly to economic, political, regulatory or other market events. The Fund’s performance could also be affected if the sectors, sub-sectors, industries, asset classes, markets, regions, or countries do not perform as expected. Alternatively, a lack of exposure to one or more other sectors, sub-sectors, industries, asset classes, markets, regions, or countries may adversely affect performance.

d.	If an Underlying Fund’s index is currently concentrated, please include such disclosure in Item 4 and indicate the specific sector, industry or group of industries in which the Underlying Fund is concentrated.

See response above.

Performance Information

28.	Please supplementally inform the staff the broad-based index the Fund will utilize.

The Fund intends to use ICE BofA US Cash Pay High Yield Constrained Index.

29.	Please inform the staff whether the Fund intends to adopt the performance history of Highland/iBoxx Senior Loan ETF (the “Target Fund”) as part of the anticipated reorganization of the Target Fund with and into the Fund (the “Reorganization”). If so, please disclose in this section that the Fund, as the acquiring Fund, will adopt the performance history of the Target Fund and will be accounting survivor following the Reorganization.

Because the Fund has not yet commenced investment operations and will only do so upon completion of the Reorganization, historical performance information for the Fund, as the acquiring Fund, is expected to be that of the Target Fund, as the accounting and tax survivor of the Reorganization.

Management—Portfolio Management

30.	Will the Sub-Adviser’s portfolio management team jointly and primarily perform services to the Fund? If so, please consider adding such disclosure.

The Registrant respectfully declines to make any changes in response to this comment.

More Information About the Fund

31.	The second sentence of the second paragraph states: “The Fund’s investment objective may be changed without shareholder approval.” Will the Fund provide shareholders with notice prior to such change? If so, please add such disclosure.

The Registrant intends to add the requested disclosure.

32.	The third sentence of the second paragraph states: “The Fund seeks to achieve its investment objective by investing its assets in the Underlying Funds, each of which focus on U.S. dollar-denominated, high yield corporate bonds in the various Sectors.” Please clarify what is meant by “each of which focuses” and whether the Underlying Funds have an 80% policy.

The Registrant intends to revise the above-mentioned disclosure as follows (additions in bold/underline and deletions in strike-throughs):

The Fund seeks to achieve its investment objective by investing its assets in the Underlying Funds, each of which ~~focus on U.S. dollar-denominated, high yield corporate bonds in the various Sectors~~ invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in high-yield, below investment grade, bonds of issuers in the sector suggested by the respective Underlying Fund’s name that are tied economically to the United States, either directly or indirectly (e.g., through derivatives).

A Further Discussion of Principal Risks

33.	The staff notes the risk factor “Privately Issued Securities Risk” on page 21. Please confirm whether the Fund will invest in privately issued securities as a principal strategy. If so, please add attendant Item 4 and 9 strategy and risk disclosures.

The Fund’s principal investment strategies are to invest in high-yield securities through the Underlying Funds, each of which seeks to track the investment results of its respective index (collectively, the “Indices”). While privately issued securities may constitute a significant percentage of the Indices, the Fund does not consider investing in privately issued securities as a principal investment strategy of the Fund and respectfully declines to make any changes in response to this comment.

34.	The staff notes that certain risks included under this section do not appear to align with other disclosure in the prospectus relating principal risks (e.g., Geographic Risk and Derivatives Risk on page 25). Please align the disclosure as necessary.

The Registrant acknowledges the staff’s comments.

Management

35.	The second paragraph under “Management—Sub-Adviser” states: “The Fund is responsible for all expenses not expressly stated to be payable by another party (such as expenses required to be paid pursuant to an agreement with BIM, the Sub-Adviser, or the Distributor). In the case of expenses incurred by the Trust, the Fund is responsible for its pro rata share of those expenses.” Please clarify what is meant by “not expressly stated.” Is this suggesting that the Fund is responsible for expenses not expressly governed by an agreement?

The Registrant intends to delete the above-mentioned disclosure.

36.	The fifth paragraph under “Management—Sub-Adviser” discusses the Fund’s voluntary and contractual fee waivers. Are acquired fund fees and expenses excluded from the Fund’s contractual fee waiver? If so, please add such disclosure.

The Registrant intends to revise the above-mentioned disclosure as follows:

BIM may from time to time voluntarily waive and/or reimburse fees or expenses in order to limit total annual fund operating expenses (excluding acquired fund fees and expenses, if any). Any such voluntary waiver or reimbursement may be eliminated by BIM at any time. BIM has contractually agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes, ~~and~~ extraordinary expenses and acquired fund fees and expenses) so that the ratio of the Fund’s net total annual operating expenses will not exceed 0.55% through [ ], 2026, subject to recapture as described below . . .

37.	The sixth sentence in the fifth paragraph under “Management—Sub-Adviser” states: “BIM is also permitted to recapture amounts waived and/or reimbursed within two years after the fiscal year in which BIM earned the fee or incurred the expense if the Fund’s net total annual operating expenses have fallen to a level below the limit described above.” Please clarify what is meant by “earned the fee.”

The Registrant intends to revise the above-mentioned disclosure as follows:

BIM is also permitted to recapture amounts waived and/or reimbursed within two years after the fiscal year in which BIM ~~earned the fee or incurred the expense~~ waived fees and/or reimbursed expenses if the Fund’s net total annual operating expenses have fallen to a level below the limit described above.

38.	The staff notes the recapture requirements disclosed under “Management—Sub-Adviser.” Please revise the disclosure to clarify that the Fund may only make repayments to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund’s current expense cap. See Audit Risk Alert, ARA-INV.73.

The Registrant intends to add the requested disclosure.

Financial Highlights

39.	Please include the Target Fund’s financial highlights if the Target Fund will be the accounting survivor.

The Registrant intends to add the requested disclosure. See response to comment #29.

Disclaimers

40.	The staff notes the Disclaimer section on page 38. Why is this section necessary in the context of the Fund?

The Registrant intends to delete the above-mentioned section.

41.	The term “Funds” is not defined in the “Disclaimer” section. Please define “Funds” here as necessary.

See response to comment #40.

Statement of Additional Information

42.	Please define “Underlying Funds” in the SAI.

The Registrant confirms that “Underlying Funds” is defined on page 2 of the SAI.

43.	The last sentence on page 32 under “Investment Policies” states: “The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.” The staff asks that the Fund notes that while the Fund may select its own industry classifications, such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. See Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011). Does the Fund use any classification system in determining industry classifications (e.g., GIPS standards)? If so, please disclose such systems.

The Registrant acknowledges the staff’s guidance. The Registrant also intends to revise the above-mentioned paragraph on page 32 as follows (additions in bold/underline):

With respect to the fundamental policy relating to concentration set forth in (1) above, the 1940 Act does not define what constitutes “concentration” in an industry . . . With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the sector sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Fund management. The Fund currently intends to rely on the classifications utilized by the Index Provider of the Underlying Funds. . . The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.

44.	Under the “Management” section, please use separate charts for Independent Trustees and Interested Trustees. See Form N-1A, Item 17, Instruction 2.

The Registrant intends to add separate sections for the Independent Trustees and the Interested Trustee.

45.	For any Interested Trustees in the chart referenced above, describe in a footnote or otherwise, the relationship, events, or transactions by reason of which the director is an interested person. See Form N-1A, Item 17(a)(2), Instruction 2.

The Registrant intends to add the requested disclosure.

46.	The third sentence in the fourth paragraph on page 42 states: “To lessen the possibility that the Fund will be adversely affected by this personal trading, the Fund, BIM and BondBloxx have each adopted a code of ethics in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions.” Item 17(e) of Form N-1A states: “Provide a brief statement disclosing whether the Fund and its investment adviser and principal underwriter have adopted codes of ethics under rule 17j-1 of the Investment Company Act and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund.” Please revise this disclosure as necessary to comply with Item 17(e).

The Registrant will revise the above-mentioned disclosure as follows:

To lessen the possibility that the Fund will be adversely affected by this personal trading, the Trust, BIM and the Distributor have adopted codes of ethics pursuant to Rule 17j-1 under the 1940 Act. The codes of ethics permit personnel subject to the codes of ethics to invest in securities, subject to certain limitations, including securities that may be purchased or held by the Fund. ~~the Fund, BIM and BondBloxx have each adopted a code of ethics in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions.~~

47.	The third paragraph under “Acceptance of Orders for Creation Units” on page 61 states: “The Fund reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor or its agent if . . .” Please revise this sentence to follows: “The Fund reserves the ~~absolute~~ right to reject ~~or revoke~~ a creation order transmitted to it by the Distributor or its agent for any legally permissible reason if . . .”

As noted in previous response letters, we received this comment and the comment immediately below relating to rejection of creation orders in connection with staff comments on Post-Effective Amendment No. 1 and Post-Effective Amendment No. 4 to the Registration Statement, and had a call with our disclosure reviewer and personnel from Chief Counsel’s Office on May 19, 2022. Subsequent to that call, we notified our reviewer that the Registrant respectfully declines to make the requested changes.

48.	The third paragraph under “Acceptance of Orders for Creation Units” on page 61 describes the Fund’s right to reject or revoke a creation order for certain specified reasons. Please delete sub-items (iv) and (vi) as reasons the Fund may reject a creation order.

The staff believes this disclosure may have been derived from statements related to prior exemptive relief that has been rescinded in light of the adoption of Rule 6c-11. The Commission stated in the adoption of Rule 6c-11 that an ETF generally may suspend the issuance of creation units only for a limited period of time and only due to extraordinary circumstances such as when the markets on which the ETF’s holdings are traded are closed for a limited period of time. See Securities Act Release No. 10695: “If a suspension of creations impacts the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV.”

As noted above, the Registrant respectfully declines to make the requested change.

Appendix B

49.	Please confirm whether the fourth paragraph on page B-1 is applicable for the Fund. If not, please revise or delete as necessary.

The Registrant intends to delete the above-mentioned disclosure.

Governing Documents

50.	Article IV, Section 3 of the Fund’s Amended and Restated Declaration of Trust states: “. . . Except as required by federal law including the 1940 Act, neither the Trustees nor any officer of the Trust shall owe any fiduciary duty to the Trust or any Series or Class or any Shareholder. Unless otherwise expressly provided herein or required by federal law including the 1940 Act, the Trustees shall act in their sole discretion and may take any action or exercise any power without any vote or consent of the Shareholders.” Please disclose this provision under “Shareholder Information—Summary of Certain Provisions of the Declaration of Trust” in the prospectus. Please also disclose that nothing in the Trust’s Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to or in any way limit the duties (including state law duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

The Registrant intends to add the requested disclosure.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Fund.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer